Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

WideOpenWest, Inc.

Englewood, Colorado

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-226732) and Form S-8 (File No. 333-218376, No. 333-234421, and No. 333-273008) of WideOpenWest, Inc. (the Company) of our reports dated March 13, 2024  relating to the consolidated financial statements, and March 13, 2024 (except as to the effect of the material weakness, which is dated September 4, 2024) on the effectiveness of the Company’s internal control over financial reporting, which appear in this Annual Report on Form 10-K/A.  Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023.

/s/ BDO USA, P.C.

Atlanta, Georgia

September 4, 2024